FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.	Date of Material Change

State the date of the material change.

January 17, 2012

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated January 17, 2012 was disseminated by Globe Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announce that it has arranged a non-brokered private placement for the sale of 1,000,000 common shares of the Company (each a “Share”) to Andrew Brodkey, the Company's President and Chief Executive Officer, at C$0.06 per Share, to raise C$60,000.

The Company has provided POSCO Canada Ltd. (“POSCO”) with notice of this private placement pursuant to POSCO’s pre-emptive right contained in the subscription agreement dated August 23, 2011. POSCO may exercise this right to acquire such number of shares as to maintain its current percentage of the issued and outstanding Shares.

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.	Date of Report

January 17, 2012

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

Pan American Lithium CEO Expresses Confidence in the Company’s Plans and Projects
Company is Well-Positioned to Meet Growing Demand

TUCSON, Ariz. – January 17, 2012 Pan American Lithium Corp.’s (the “Company” or “Pan American”) [(TSX-V:PL) (OTCBB/OTCQB:PALTF) http://www.panamericanlithium.com/] President and Chief Executive Officer, Andrew Brodkey, has expressed confidence in the Company’s plans and projects following a recently announced, non-brokered private placement.

The non-brokered private placement, which closed on January 16, 2012, was for the sale of 1,000,000 common shares of the Company to Mr. Brodkey at $0.06 per share to raise $60,000. The proceeds will be used for working capital purposes. In Canada, the common shares are subject to a four-month hold period expiring May 17, 2012.

“The private placement helps the Company to continue moving forward on our goal to seize the next wave in mineral exploration and production of lithium,” Brodkey said. “Demand for lithium has increased dramatically in recent years for applications such as lithium ion batteries to power a vast array of electronic devices and for electric vehicles.”

“We believe that our Company is well-positioned to help meet the coming demand for lithium,” Brodkey said. “Pan American owns interests in 11 salars, mineral-rich brine lakes, with the potential to produce lithium, potassium and other metals, all located in the mineral-rich Atacama Region III of Chile.”

In addition, Pan American has entered into a strategic relationship with POSCO, the fourth-largest steel producer in the world, which took a 19.9% equity position in Pan American in September 2011. POSCO is a publicly traded Korean conglomerate with a focus on the production and sale of steel and steel products.

Pan American also has interests in additional lithium projects, including an option on a concession in the geothermal brines currently being produced at the Cerro Prieto geothermal power plant located in Baja California, Mexico.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

For further information contact:
Jodi Henderson, Corporate Secretary
1-520-989-0032
Email: jhenderson@kriyah.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) the Company’s goal is to seize the next wave in mineral exploration and production of lithium and (ii)we believe that our Company is well-positioned to help meet the coming demand for lithium. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) a decrease in demand for and price of lithium; and (iii) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.